

Mail Stop 3561

January 22, 2010

Mr. Bruce Nelson
Chief Financial Officer
Global Clean Energy Holdings, Inc.
6033 W. Century Blvd, Suite 895
Los Angeles, California 90045

> **Re:** **Global Clean Energy Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed April 15, 2009**
> **Form 10-K/A for Fiscal Year Ended December 31, 2008**
> **Filed December 2, 2009**
> **File No. 000-12627**

Dear Mr. Nelson:

We have completed our review of your Form 10-K and related correspondence and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director